SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

22 December 2016

BP p.l.c.
Additional Listing

BP p.l.c. confirms the allotment and issue of 392,920,353 ordinary shares of US$0.25 each are to be allotted and issued to a custodian for Sixty Fourth Securities Holding Company LLC who applied for ordinary shares pursuant to a subscription agreement dated 17 December 2016.

Application has been made to the Financial Conduct Authority for the shares to be admitted to the Official List and to the London Stock Exchange for the shares to be admitted to trading. Dealings in the shares are expected to commence on 22 December 2016.

Following the issue of the above shares, the number of ordinary shares in issue will be 21,049,696,078 of which 1,576,539,154 are held as treasury shares leaving a balance of 19,473,156,924 ordinary shares with voting rights.

Jens Bertelsen
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 22 December 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary